Filed by Affinity Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Community First Bancshares, Inc.
File No. 001-38074

FOR IMMEDIATE RELEASE

Contact:	Edward J. Cooney
Chief Executive Officer
Telephone:	(678) 742-9990

COMMUNITY FIRST BANCSHARES, INC.
ANNOUNCES COMMENCEMENT OF STOCK OFFERING

Covington, Georgia, November 23, 2020 — Community First Bancshares, Inc. (the “Company”), the stock holding company of Newton Federal Bank (the “Bank”), announced today that Affinity Bancshares, Inc., a newly formed Maryland corporation that is the proposed successor holding company of the Bank (“Affinity Bancshares”), is commencing its stock offering in connection with the proposed conversion of Community First Bancshares, MHC (the “MHC”) from the mutual holding company structure to the stock holding company form of organization.

Affinity Bancshares is offering for sale up to 3,220,000 shares, subject to increase to up to 3,703,000 shares, of common stock at a purchase price of $10.00 per share. The shares will be offered in a subscription offering to certain depositors of the Bank as well as certain  depositors of the former Affinity Bank, and to the Bank’s employee stock ownership plan.  Shares of common stock that are not subscribed for in the subscription offering may be offered for sale to members of the general public in a community offering, with preference given to residents of specified counties in the State of Georgia.

The subscription and community offerings are being managed by Performance Trust Capital Partners, LLC. All questions concerning the offering or requests for offering materials should be directed to the Stock Information Center at (678) 729-9788. The Stock Information Center, located at 3175 Highway 278, Covington, Georgia, will be open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time, beginning November 23, 2020 through December 21, 2020, the scheduled expiration date of the subscription offering.

Affinity Bancshares must sell at least 2,380,000 shares of its common stock in the offering. Completion of the conversion and offering is also subject to the receipt of final regulatory approvals, the approval of the Company’s stockholders and the MHC’s members and other customary closing conditions.
This release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer is made only by the prospectus when accompanied by a stock order form.  The shares of common stock of the new holding company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.
Forward-Looking Statements
Certain statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements may be identified by words such as “may,” “will,” “would,” “intend,” “believe,” “expect,” “plan,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. These statements are based upon the current beliefs and expectations of Company management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors.  Factors that could cause such differences to exist include, but are not limited to: the failure to obtain the final approval of the Board of Governors of the Federal Reserve for the proposed conversion and related stock offering, delays in obtaining such approvals, or adverse conditions imposed in connection with such approvals; failure to obtain stockholder and/or member approval of the conversion; those related to the real estate and economic environment, particularly in the market areas in which the Company operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; fluctuations in the adequacy of loan loss reserves; decreases in deposit levels necessitating increased borrowing to fund loans and investments; the effects of any pandemic, including COVID-19; operational risks including, but not limited to, cybersecurity, fraud and natural disasters; the risk that the

Company may not be successful in the implementation of its business strategy; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in the Company’s filings with the Securities and Exchange Commission, which are available at the SEC’s website, www.sec.gov.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above or other factors could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically disclaims any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

About Community First Bancshares, Inc.
The Company is a federal corporation based in Covington, Georgia. The Company’s banking subsidiary, Newton Federal Bank, opened in 1928 and currently operates a full-service office in Atlanta, Georgia, two full-service offices in Covington, Georgia, a loan production office in Braselton, Georgia, and a loan production office serving the Alpharetta and Cumming, Georgia markets.

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